FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 31, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

August 31, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that the Judicial Department of Tashkent, in accordance with a decree of the General Prosecutor’s Office of the Republic of Uzbekistan, has initiated enforcement proceedings to arrest all of the assets of Uzdunrobita FE LLC (“Uzdunrobita” or “MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan.

In violation of the Uzbek law, the seizure of the assets of Uzdunrobita is being enforced in connection with the criminal charges and claims against four employees of Uzdunrobita. Uzdunrobita has not been called in as a party to the process and has been deprived of its legitimate rights to represent its interests during the proceedings which have been orchestrated as a prelude to seizure of its assets.

On August 27, 2012, the Tashkent Criminal Court has initiated a criminal trial against four previously detained employees of Uzdunrobita: Temirmalik Alimov, First Deputy General Director for Finance; Azizillo Mirzamoidinov, Director for Corporate Development; Alisher Muhamedov, Director for Security; and Aziz Rahimov, Deputy General Director for IT. Only limited information on the substance of charges has been provided to the MTS employees and their attorneys. They also have not been provided with full materials of the case. Throughout the pre-trial period, the detained employees were denied minimum procedural guarantees and basic rights in violation of the Uzbek law and international human rights conventions. Some interrogations of the employees have been conducted without counsel. According to the information available to the Company, portions of the employees’ testimonies were obtained under pressure from the prosecution.

Motions filed by Uzdunrobita to be called in as a defendant in the criminal trial of its employees have been inexplicably rejected. In the Company’s opinion, in this context, the decision to arrest Uzdunrobita’s assets clearly testifies to the intentions of the Uzbek authorities to illegally expropriate MTS’s assets in the shortest possible timeframe.

On August 27, 2012, the appeals court of the Tashkent Commercial Court denied Uzdubrobita’s appeal to challenge the court decision from August 13, 2012, granting petition of the State Agency for Communications and Information to withdraw all operating licenses of UIzdunrobita. Uzdunrobita’s appeals to challenge the decisions of the regional antimonopoly departments declaring that MTS had infringed upon the antimonopoly laws, consumer protection laws and laws governing advertisements have not yet been considered. At the same time, lawsuits brought by these government bodies to claim from Uzdunrobita damage and penalties in the total amount of $12 million have been upheld by Uzbek courts.

MTS states that all of the charges brought against the Company and its employees are groundless. Pre-trial investigation and legal proceedings have been and continue to be conducted in egregious violation of internationally recognized legal norms and human rights. MTS reserves the right to initiate proceedings both in Uzbekistan and internationally, including proceedings against certain officials involved in illegal actions against the Company, to claim damages incurred by its subsidiary in Uzbekistan.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 31, 2012